UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: May 16, 2023

(Date of earliest event reported): May 16, 2023

LIVECARE, INC.

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

83-1151012

(I.R.S. Employer Identification No.)

1500 East Venice Ave, Unit #411, Venice FL 94292

 (Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (941) 225-6699

Title of each class of securities issued pursuant to Regulation A: Common stock, par value $0.001

Item 9. Other Events

LiveCare Inc. (the “Company”), is endeavoring to finalize its audit ending December 31, 2022. Until finalized, its previously filed 1-K (the “Filing”) does not contain financials which have been reviewed for finalization by the independent auditor (the “Auditor) and therefore cannot be relied upon as audited financial information (as was disclaimed in the Filing). The Company will provide an amended 1-K as soon as the Auditor completes its review.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIVECARE, INC.

By: /s/ Cornelius M. Rockwell

Name: Cornelius M. Rockwell

Title: Chief Executive Officer

Date: May 16, 2023